                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 3)

                 Hallwood Realty Partners, L.P.
- -----------------------------------------------------------------
                        (Name of Issuer)

        Units Representing Limited Partnership Interests
- -----------------------------------------------------------------
                   (Title Class of Securities)

                             40636T5
- -----------------------------------------------------------------
                         (CUSIP Number)

                       Peter Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8000
- -----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications
                          July 19, 1996
- -----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
          CUSIP No.    40636T5    Page  2  of  5  Pages
                     ----------            ---    ---

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners, L.P.    13-3700768
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(A) [ ](B) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  New York

 NUMBER    7  SOLE VOTING POWER
   OF
 SHARES         165,700
 BENEFICI  8  SHARED VOTING POWER
 ALLY
 OWNED          0
 BY EACH   9 SOLE DISPOSITIVE POWER
 REPORT-
  ING          165,700
 PERSON
  WITH     10 SHARED DISPOSITIVE POWER
               0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                     [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.9%

14 TYPE OF REPORTING PERSON*
               PN

This Amendment No. 3 amends and supplements the Schedule 13D
(the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"). Capitalized terms used and not defined herein have the meaning set forth in the Schedule 13D.


                          *     *     *

Item 3 is hereby amended to add the following information:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 41,800 Units reported by this Amendment No. 3 was approximately $985,649 all of which was obtained from the general funds of Gotham.


                          *     *     *

Item 5 is hereby amended to add the following information.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)Gotham owns 165,700 Units as of the date of this Amendment
No. 3, representing an aggregate of approximately 9.9% of the outstanding Units (based upon 1,673,005 Units reported to be outstanding in a May 29, 1996 press release issued by the Partnership).

     (c)The table below sets forth information with respect to all purchases of Units by Gotham not previously reported. All of such purchases took place in open-market transactions on the American
Stock Exchange:


     Transaction Date   Number of Units   Price per Unit
- ----------------- ----------------- -----------------
     6/4/96               900               $20.8378
     6/5/96               300                20.915
     6/6/96               100                20.935
     6/11/96              300                20.81
     6/12/96              700                20.9886
     6/13/96              200                21.31
     6/19/96              400                21.31
     6/21/96              100                21.31
     6/25/96            1,800                21.31
     6/26/96              500                21.81
     6/27/96              300                21.81
     7/1/96               700                21.685
     7/8/96               200                21.685
     7/9/96               100                21.685
     7/10/96              500                22.285
     7/18/96            8,600                22.91
     7/19/96            7,700                23.9788
     7/22/96           18,400                24.5858

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 22, 1996

               GOTHAM PARTNERS, L.P.

               By:Section H Partners, L.P.
                  its general partner


                  By: Karenina Corp.,
                       a general partner

                       By:  /s/ William A. Ackman
                            ---------------------
                           William A. Ackman
                           President

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